Upshift, INC. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 (unreviewed) & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Upshift, INC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements as of 2020 do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
The 2019 financials herein were not audited or reviewed and are considered management prepared. Any significant subsequent events are denoted in the 2021 reviewed financials that are not a part of this set of financials statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 14, 2022
Vincenzo Mongio

UPSHIFT, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

ASSETS		2020		2019 (not reviewed)
Current Assets				
Cash and cash equivalents	$	10,006	$	6,377
Accounts receivable		7,467		0
Prepaid expenses		17,076		17,077
Total Current Assets		34,549		23,454
Fixed Assets				
Equipment		279,566		103,630
Accumulated depreciation		(52,102)		(22,040)
Total Fixed Assets		227,464		81,590
Total Assets	$	262,013	$	105,044
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	6,239	$	11,489
Convertible notes		341,669		78,551
Accrued interest		30,745		17,546
Total Current Liabilities		378,653		107,586
Long-Term Liabilities				
Convertible notes		0		263,118
Auto Loan		330,712		94,011
Total Long-Term Liabilities		330,712		357,129
Total Liabilities		709,365		464,715
STOCKHOLDERS' EQUITY				
Common Stock; $0.00001 par value, 10,000,000 shares authorized				
7,462,316 shares issued and outstanding				
As of December 31, 2020 and 2019		75		75
Additional paid-in capital		123,615		123,615
Additional paid-in capital – SAFEs		126,150		0
Additional paid-in capital - stock options		2,198		1,730
Retained earnings		(699,390)		(485,091)
Total Stockholders' Equity		(447,352)		(359,671)
Total Liabilities and Stockholders' Equity	$	262,013	$	105,044

UPSHIFT, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019 (not reviewed)
Revenues	$ 143,464	$ 168,036
Cost of Revenues	38,221	8,944
Gross Margin	105,243	159,092
Operating expenses		
Professional fees	48,863	13,186
General and administrative	126,599	117,384
Salaries and wages	68,059	98,062
Rent	15,171	8,797
Selling and marketing	32,666	21,883
Stock option expense	468	1,083
Depreciation	30,062	15,962
Total operating expenses	321,888	276,357
Net Operating Income (Loss)	(216,645)	(108,321)
Other Income (Expense)		
Grant income	18,195	0
Interest expense	(15,849)	(12,284)
Net Income (Loss)	$ (214,299)	$ (120,605)

UPSHIFT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

| | Common Stock | | Additional Paid-In Capital | Additional Paid-In Capital - SAFEs | Additional Paid-In Capital - Stock Options | Retained Earnings | Total Stockholders' Equity |
	Shares	Par Value					
Balance as of December 31, 2018	7,462,316	$ 75	$ 97,950	$ 0	$ 647	$ (364,486)	$ (265,814)
Contributions from shareholders	0	0	25,665	0	0	0	25,665
Stock options vested	0	0	0	0	1,083	0	1,083
Net Income (Loss)	0	0	0	0	0	(120,605)	(120,605)
Balance as of December 31, 2019	7,462,316	75	123,615	0	1,730	(485,091)	(359,671)
Issuance of SAFEs	0	0	0	126150	0	0	126,150
Stock options vested	0	0	0	0	468	0	468
Net Loss	0	0	0	0	0	(214,299)	(214,299)
Balance as of December 31, 2020	7,462,316	$ 75	$ 123,615	$ 126,150	$ 2,198	$ (699,390)	$ (447,352)

UPSHIFT, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019 (not reviewed)
Operating Activities		
Net Income (Loss)	$ (214,299)	$ (120,605)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	30,062	15,962
Convertible note interest	13,199	10,251
Stock option expense	468	1,083
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(7,467)	0
(Increase) Decrease in prepaid expenses	1	(2,496)
Increase (Decrease) in accounts payable	(5,250)	9,493
Increase (Decrease) in deferred revenue	0	(10,102)
Net cash used in operating activities	(183,286)	(96,414)
Investing Activities		
Purchase of equipment	(175,936)	(47,634)
Net cash used in investing activities	(175,936)	(47,634)
Financing Activities		
Auto loan taken	236,701	47,634
Contributions from shareholders	25,665	25,665
Issuance of SAFEs	126,150	0
Net cash provided by financing activities	362,851	73,299
Net change in cash and cash equivalents	3,629	(70,749)
Cash and cash equivalents at beginning of period	6,377	77,126
Cash and cash equivalents at end of period	$ 10,006	$ 6,377

UPSHIFT, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Upshift, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on October 3, 2012. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers. The Company's headquarters are in San Francisco, California. The company began operations in 2012.

Since Inception, the Company has relied on contributions from owners and the issuance of convertible notes to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $10,006 and $6,377 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing vehicles for people that don't need to have a vehicle every day via a subscription model that provides for a flat fee that contains a fixed number of days of vehicle use. The Company also sells individual day credits. The Company's payments are generally collected upfront. The Company's primary performance obligation is the delivery of vehicles to its customers and revenue is recognized as trips are completed. The Company defers any revenue for unused days as of year end if deemed material. Management concluded that any deferred revenue amount is immaterial to the financials and thus not recorded.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company $7,467 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of vehicles and equipment. Depreciation is calculated using the straight-line method over a period of 5-7 years. As of December 31, 2020 and 2019 the Company had $227,464 and $81,590 in net fixed assets. The Company's automobiles are collateralized by the auto loans in Note 4.

Property Type	Useful Life in Years	Book Value as of 12/31/20
Computers & Equipment	5-7	2,102
Automobiles	5	277,464
Accumulated Depreciation	-	(52,102)
Grand Total	-	227,464

NOTE 4 – DEBT

Convertible Notes

Prior to 2017 the Company issued $78,551 of 3% unsecured convertible notes (the "Notes") due December 31, 2021 ("Maturity Date"). The Notes are automatically convertible into common stock on the completion of an equity offering of $500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% ($15,000) or 60% ($63,551) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

During 2018 the Company issued $263,118 of 3% unsecured convertible notes (the "2018 Notes") due on the Maturity Date. The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("2018 Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a 2018 Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2020, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

Small Business Administration Loan

In July 2020, the Company entered into a loan agreement for $69,600 with an interest rate of 3.75% and a maturity date of July 28, 2050, securitized by the Company's assets. Payments are deferred until January 2023.

Auto Loans

In 2018 the Company issued a promissory note for $48,752 for two Toyota Priuses for the Company's business activities. The note bears a 0.9% interest rate, five-year term, and a monthly payment of $832. In 2019 the Company entered into two auto loan agreements, one for $24,258 with a 2.9% interest rate, and one for $23,376 with a 5.9% interest rate, both with a maturity date of May 3, 2024. In 2020 the Company entered into eight auto loan agreements, three for $33,849 with a 5.49% interest rate and a maturity date of August 7, 2025, two for $28,095 with a 5.49% interest rate and a maturity date of July 16, 2025, and three for $33,365 with a 7% interest rate and a maturity date of July 13, 2023. The loans are collateralized by the automobiles. Future minimum payments including interest due are as follows:

2021	$ 90,608
2022	90,608
2023	70,411
2024	40,670
2025	23,077
Total	$ 315,375

NOTE 5 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

Authorized 10,000,000 shares, par value $0.00001, issued and outstanding 7,462,316 as of December 31, 2020 and 2019.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $126,150. The SAFEs are automatically convertible into common stock on the completion of a 2018 Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance of all shares reserved for future issuance of the Company's equity incentive plan, convertible notes, and SAFEs. The SAFEs were issued in the Crowdfunded Offering (see Note 10), which was not closed as of December 31, 2020.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 700,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2020 and 2019, the Company has issued 295,000 stock options for common stock with an exercise price of either $0.01 or $0.05 per share that vest between 0 and 4 years. As of December 31, 2020 and 2019, 281,111 and 253,611 stock options had vested. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

	190,000 options issued in 2016	105,000 options issued in 2019
Exercise price	$ 0.01	0.05
Fair value share price	0.01	0.05
Expected volatility	60.0%	60.0%
Expected term	2.00 years	2.00 years
Expected dividend rate	0.00%	0.00%
Risk-free rate	1.75%	1.75%
Fair value per share option	$ 0.003	0.017

As of December 31, 2020, 13,889 stock options remain unvested.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through December 14th, 2022, the date the financial statements were available to be issued. Any significant events are documented in the 2021 review of the Company's financials.